ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED

2006 DEC 12 A 10:59

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PTTEP No. 1.910/ 451 /2006

Finance Dept.

Tel.0-2537-4512, 0-2537-4611

82-03827

December 6, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

06019086

SUPPL

Dear Sir,

Subject: First Gas Production from Phu Horm Project

Reference is made to PTT Exploration and Production Public Company Limited or PTTEP and PTTEP Siam Limited or PTTEPS's (an affiliate of PTTEP with shareholdings by PTTEP and PTTEP Offshore Investment Company Limited of 49% and 51% respectively) participation in Phu Horm Project (located in Udon Thani and Khon Kaen provinces), comprising two concession blocks, namely Block E5 North and Block EU-1. The joint venture partners consist of Hess (Thailand) Limited (the Operator) 35%, Apico LLC 35%, PTTEP (holding participation in Block E5 North) and PTTEPS (holding participation in Block EU-1) 20%, and Exxon Mobil Exploration and Production Khorat Inc. 10%.

PTTEP wishes to announce that the Phu Horm Project has started natural gas production. The average production rate is approximately 60 million cubic feet per day (MMCFD) at the beginning stage from two production wells. The natural gas is being supplied to the power station at Nam Phong.

Natural gas production from the Phu Horm project will satisfy the growing energy demand of the country especially in the Northeast of Thailand, and will also reduce crude oil imports from abroad and Thailand's foreign currencies expenditure.

Yours sincerely,

PROCESSED
DEC 15 2006
THOMSON FINANCIAL

Maroot Mrigadat

President

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED
2006 DEC 12 A 10: 5?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PTTEP No. 1.910/ 459 /2006

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

December 6, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Investment in Petroleum Exploration and Production Projects in Arab Republic of Egypt

PTT Exploration and Production Public Company Limited, or PTTEP, wishes to announce that the consortia comprising Sipetrol International S.A. ("Sipetrol"), Edison International SpA ("Edison"), PTTEP, and Centrica Energy ("Centrica") were accepted in principle by the Egyptian Natural Gas Holding Company ("EGAS") as the winners of Block 2 and Block 8 in Arab Republic of Egypt for the EGAS International Bid Round 2006 subject to completion of necessary procedures and competent authorities' approvals. The Concession Agreement of each block will be signed after obtaining necessary approvals and issuance of the Law of Concession Agreement by the Egyptian Government.

Details of the winning blocks above are as follows:

1. Block 2 (Rommana) is located onshore in Sinai the Northeast of Egypt, covering an area of 6,184 square kilometers. Sipetorl (Operator), PTTEP, and Centrica will hold the participation interests of 40%, 30%, and 30%, respectively.
2. Block 8 (Sidi Adb El Rahman Offshore) is located in offshore Northwest of Egypt, covering an area of 4,294 square kilometers. Edison (Operator), PTTEP and Sipetrol will hold the participation interests of 40%, 30%, and 30%, respectively.

-2- / The joint ventures

The joint ventures have minimum commitments to conduct exploration activities such as seismic surveys and drilling exploration wells in the first 3 years. The success in the EGAS International Bid Round 2006 is another major step for PTTEP in expanding its investment in the North Africa region, which has high petroleum potential, following PTTEP's initial investment in the Algeria 433a & 416b project.

Yours sincerely,

Maroot Mrigadat

President